1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

June 4, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	KKR Enhanced US Direct Lending Fund-L Inc.

Ladies and Gentlemen:

Please find enclosed for filing on behalf of KKR Enhanced US Direct Lending Fund-L Inc. (the “Fund”), an externally-managed, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, Amendment No. 2 to the Fund’s Registration Statement on Form 10. The purpose of this filing is to address comments of the Securities and Exchange Commission regarding Amendment No. 1 to the Fund’s Registration Statement, as filed on April 19, 2024.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.261.3386.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld